UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File Number
000-54867

CUSIP Number
53190A106

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For period ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

LifeApps Digital Media Inc.
Full Name of Registrant

5752 Oberlin Drive
Address of Principal Executive Office (Street and Number)

San Diego, CA 92121
City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Report”) by the prescribed date of April 1, 2013, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Adam S. Gottbetter	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2012 the Registrant completed a merger which was accounted for as a reverse merger. Accordingly, the Registrant's results of operations for the year ended December 31, 2012 will be significantly different than the result for the previous fiscal year. For the year ended December 31, 2011 the Registrant reported a net loss of $27,988 and will report a net loss for the year ended December 31, 2012 of approximately $441,900.

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LifeApps Digital Media Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: March 29, 2013	By:	/s/ Arnold Tinter
Arnold Tinter
Chief Financial Officer

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